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Direct Dial Number +1-202-636-5806	E-mail Address ryan.brizek@stblaw.com

VIA EDGAR

February 3, 2023

Re:	SkyBridge G II Fund, LLC

Investment Company Act File No. 811-22561

Ms. Megan Miller

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Dear Ms. Miller:

On behalf of SkyBridge G II Fund, LLC (the “Company”), we herewith transmit the Company’s responses to the telephonic comments provided by you on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on December 19, 2022 regarding the Company’s Shareholder Report on Form N-CSR filed with the Commission on June 1, 2022 for the fiscal year ended March 31, 2022. The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Company. The Company’s responses to the Staff’s comments are set out immediately under the restated comments. Unless otherwise indicated, defined terms used herein have the meanings set out in the Shareholder Report.

Comment 1	In future shareholder reports, please update the required statement regarding Form N-PORT to align with the instructions on Form N-2.

Response	The Company confirms that the requested change will be made in future shareholder reports.

Comment 2	In the Statement of Cash Flows in future shareholder reports, please include all non-cash transactions and supplemental information in accordance with ASC 230-10-50-3.

Response	KPMG LLC, the Company’s independent registered public accounting firm, hereby provides the following response:

N E W Y O R K    B E I J ING     HONG KONG     HOUS TON     LONDON     LOS ANGE LE S     P A LO A L TO     SÃO P AULO     TOKYO

Ms. Megan Miller	February 3, 2023

ASC 230-10-50-3 provides that US GAAP requires the disclosure of non-cash investing and financing activities on the statement of cash flows. The Company is an investment company following the industry-specific guidance of ASC 946. The Company’s investment activities are, by definition, considered operating activities, rather than investing. This interpretation is consistent with Section 7.163 in the AICPA Investment Companies Handbook. Any non-cash investment transactions, by definition, are included as reconciling items to the Company’s operating activities in the statement of cash flows. The Company will continue to appropriately disclose non-cash financing transactions as supplemental disclosures in the statement of cash flows.

Comment 3	In future shareholder reports, please confirm that the line graph is prepared in accordance with Item 24, Instruction 4(g)(2)(a) of Form N-2.

Response	The Company confirms that the requested change will be made in future shareholder reports.

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Please do not hesitate to contact me at (202) 636-5806 if you have comments or if you require additional information regarding the Shareholder Report.

Respectfully submitted,

/s/ Ryan P. Brizek
Ryan P. Brizek

cc:	Marie Noble, Esq.

Rajib Chanda, Esq.

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